

||||| 05038260

VITED STATES
D EXCHANGE COMMISSION
ington D.C. 20549

SEC MAIL / RECEIVED / PROCESSING / WASH. D.C. / FEB 28 2005 / 179 / SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

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OMB Number: 3235-0123
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SEC FILE NUMBER
8- 65247

REPORT FOR THE PERIOD BEGINNING ___01/01/2004___ AND ENDING ___12/31/2004___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TRILLIUM TRADING, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Raritan Plaza 1,   110 Fieldcrest Avenue,   7th Floor
                        (No. and Street)

		OFFICIAL USE ONLY
		FIRM ID. NO.

Edison,   NJ   08818
(City)   (State)   (Zip Code)

PROCESSED

MAR 23 2005

THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diana Cucciniello   (732) 417-9290
                                      (Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas,   New York,   NY   10036
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- [✔] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY




* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid *OMB* control number

OATH OR AFFIRMATION

I, ___Diana Cucciniello_____ swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Trillium Trading, LLC _____, as of

December 31_____, 20_04___, are true and correct. I further swear (or affirm) that neither the company nor any partner, pro-

prietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

_____
Title.

Geraldine Sergi
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

TRILLIUM TRADING, LLC



GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants


INTERNATIONAL

INDEPENDENT AUDITOR'S REPORT

To the Members of
Trillium Trading, LLC

We have audited the accompanying statement of financial condition of Trillium Trading, LLC (the "Company") as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Trillium Trading, LLC as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 17, 2005

0

1185 Avenue of the Americas   Suite 500   New York, NY 10036-2602
TEL 212 372 1800   FAX 212 372 1801   www.ggkllp.com
NEXIA INTERNATIONAL IS A WORLDWIDE NETWORK OF INDEPENDENT ACCOUNTING AND CONSULTING FIRMS

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS

Cash and Cash Equivalents	$ 6,105,831
Receivable from Broker-dealer and Clearing Organization	755,697
Securities Owned by the Company - at market value	11,862,462
Furniture, Fixtures and Leasehold Improvements - at cost - net of accumulated depreciation and amortization of $683,150	663,712
Goodwill	2,696,119
Prepaid Expenses and Other Assets	137,087
Total Assets	**$22,220,908**

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Securities sold by the Company, not yet purchased - at market value	$ 3,784,922
Accounts payable and accrued expenses	2,653,427
Due to Members	1,281,419
Due to Affiliate	394,918
Total liabilities	**8,114,686**
Commitment	
Members' Equity	14,106,222
Total Liabilities and Members' Equity	**$22,220,908**

See Notes to Statement of Financial Condition

1. **ORGANIZATION AND SUMMARY SIGNIFICANT ACCOUNTING POLICIES:**

   Trillium Trading, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. The Company is a New Jersey limited liability company and has operating locations in New Jersey, New York, Florida and Massachusetts.

   This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

   For purposes of the statement of cash flows, cash equivalents are defined as highly liquid investments with an original maturity of three months or less.

   The Company trades for its own account and its proprietary securities transactions are recorded on the trade-date basis.

   Securities owned and securities sold, not yet purchased, are stated at quoted market values and realized and unrealized gains and losses are included in total revenue.

   Depreciation is provided on a straight-line basis using estimated useful lives of 3 to 7 years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

   Federal and state income taxes have not been provided for as Members are individually liable for their own tax payments.

2. **RELATED PARTY TRANSACTIONS:**

   The clearing and depository operations for the Company's securities transactions are provided by one broker-dealer pursuant to a joint back office agreement. This broker-dealer is affiliated with one of the Members of the Company. At December 31, 2004, substantially all of the securities owned and the amount due from broker-dealer reflected in the statement of financial condition are positions carried by and amounts due from this broker-dealer.

   Included in accounts payable and accrued expenses is $172,655 of unpaid sign-on bonuses due to Class T Members, as defined, to be paid after departure.

3. **FURNITURE, FIXTURES AND LEASEHOLD IMPROVEMENTS:**

   Furniture, fixtures and leasehold improvements, at cost, consists of the following:

Computer equipment	$ 815,296
Furniture and fixtures	139,448
Leasehold improvements	174,253
Other	217,865
	1,346,862
Less accumulated depreciation and amortization	683,150
	$ 663,712

4. GOODWILL:

In 2003, the Company acquired fixed assets and assumed certain liabilities of Heartland Securities Corp. The excess of the purchase price over the fair value of the net assets acquired is accounted for as goodwill under Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets.*

Balance as of January 1, 2004	$2,892,955
Goodwill written off related to a correction of error	(196,836)
Balance as of December 31, 2004	$2,696,119

5. SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of equity securities. Investments in securities and securities sold, not yet purchased, are subject to margin requirements.

6. FINANCIAL INSTRUMENTS HELD OR ISSUED FOR TRADING PURPOSES:

During 2004, the Company's trading activities included equity options and futures contracts, which are forms of derivative financial instruments. All instruments are reported at market value and realized and unrealized gains and losses are reflected in total revenue.

Derivative financial instruments derive their value based upon an underlying asset. These instruments are subject to various risks similar to nonderivative financial instruments including market and credit risk.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK:

In the normal course of business, the Company enters into transactions in securities sold, not yet purchased. The activity of selling securities short subjects the Company to certain inherent risks. Subsequent market fluctuations may require the Company to purchase the securities sold, not yet purchased, held at prices that differ from the fair value reflected in the statement of financial condition.

The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any loss in these accounts and does not believe it is exposed to any significant credit risk on cash.

8. COMMITMENT:

The Company has an obligation under an operating lease for New Jersey office space. The aggregate annual rental commitment for office space, including electricity charges, at December 31, 2004 is as follows:

Year ending December 31,

2005	$303,697
2006	137,381
	$441,078

The lease contains a renewal option.

9. **SUBSEQUENT EVENT:**   Subsequent to December 31, 2004, Members withdrew $2,351,109.



TRILLIUM TRADING, LLC

**INDEPENDENT AUDITOR'S
SUPPLEMENTARY REPORT ON
INTERNAL CONTROL**

DECEMBER 31, 2004

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants


INTERNATIONAL



GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants


INTERNATIONAL

INDEPENDENT AUDITOR'S SUPPLEMENTARY
REPORT ON INTERNAL CONTROL

To the Members of
Trillium Trading, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Trillium Trading, LLC (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

0

1185 Avenue of the Americas   Suite 500   New York, NY 10036-2602

TEL 212 372 1800   FAX 212 372 1801   www.ggkllp.com

NEXIA INTERNATIONAL IS A WORLDWIDE NETWORK OF INDEPENDENT ACCOUNTING AND CONSULTING FIRMS



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Trillium Trading, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc. and any other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 17, 2005